**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Sorbiforce, Inc.

***Legal status of Issuer:***

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> August 24, 2022

***Physical Address of Issuer:***

2810 N. Church Street, Suite 83220, Wilmington, DE 19802-4447

***Website of Issuer:***

https://sorbiforce.com

***Is there a Co-Issuer? ___ Yes _X_ No***

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

**CRD Number of Intermediary:**

283874

**Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:**

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a cash fee of (1) 0% of any dollar amounts raised in the Offering up to $100,000, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) a cash fee of fifteen thousand dollars ($15,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of seven thousand and five hundred dollars ($7,500.00).

**Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:**

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

**Type of Security Offered:**

Common Stock

**Target Number of Securities to be Offered:**

29,070*

*Assumes the shares are issued at the below discount of $2.58 per share.

**Price (or Method for Determining Price):**

$2.95 per share of Common Stock*

| Invest | Incentive |
|---|---|
| First One Hundred Fifty Thousand ($150,000) in Gross Proceeds Raised in the Offering | 12.5% discount ($2.58 per share of Common Stock) |

* Fractional shares will not be issued. Shares will be rounded to the nearest whole number.

**Target Offering Amount:**

$75,000.60*

*Assumes the price per share is at the above discount of $2.58 per share.

**Oversubscriptions Accepted:**
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

***Maximum Offering Amount (if different from Target Offering Amount):***

$325,110.62*

*Includes a price per share of $2.58 for the first $150,000 raised and a price per share of $2.95 for the remaining amount.

***Deadline to reach the Target Offering Amount:***

May 20, 2026

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.**

***Current Number of Employees:***

0

|  | Most recent fiscal year-end (2025)* | Prior fiscal year-end (2024)* |
|---|---|---|
| **Total Assets** | $60,930 | $76,901 |
| **Cash & Cash Equivalents** | $361 | $11,486 |
| **Accounts Receivable** | $0 | $0 |
| **Current Liabilities** | $72,542 | $38,810 |
| **Long-Term Liabilities** | $934,910 | $812,637 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold\*\*** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Loss)** | $(615,847) | $(551,344) |

*Exhibit A, attached hereto and made a part hereof, includes the reviewed financials reviewed for the Issuer for the periods shown above.

**Cost of Revenue

*The jurisdictions in which the Issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# Sorbiforce, Inc.



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE.

PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

# TABLE OF CONTENTS

**EXHIBITS:**

Exhibit A: Financial Statements
Exhibit B: Subscription Agreement
Exhibit C: Custodial Services Agreement
Exhibit D: Omnibus Nominee Trust Agreement
Exhibit E: Certificate of Incorporation
Exhibit F: Bylaws
Exhibit G: Video Transcript

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Issuer is offering a minimum amount of $75,000.60 (the "**Target Offering Amount**") and up to a maximum amount of $325,110.62 (the "**Maximum Offering Amount**") of common stock, par value $0.00001 per share (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $500.00, and the Maximum Individual Purchase Amount is $124,000.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by May 20, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objectively established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer, and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Subscription Agreement (attached as Exhibit B), Custodial Services Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Under the Subscription Agreement, Custodial Services Agreement, and Omnibus Nominee Trust Agreement, Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Bank & Trust, National Association, who will serve as the custodian (the "**Custodian**") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by BitGo Bank & Trust, National Association as nominee ("*Nominee*") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/sorbiforce2026 (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C, the Subscription Agreement attached as Exhibit B, Custodial Services Agreement attached hereto as Exhibit C, and Omnibus Nominee Trust Agreement attached as Exhibit D, in conjunction with the following summary information.

Additionally, the primary documents governing voting and the rights and preferences of Investors holding the Securities are the Certificate of Incorporation (the "**Certificate of Incorporation**") attached as Exhibit E, and the Issuer's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the Certificate of Incorporation "**Governing Documents**"). All statements in this Form C regarding the rights and preferences, and terms, of the Securities being sold in this Offering, including voting and control, are qualified in their entirety by reference to the Governing Documents.

The Securities are "**Common Stock"**. Unless otherwise required by law, the Common Stock carries no management, or control rights in the Issuer. Additionally, the Securities are not convertible.

*Pricing*

The Securities are being offered at a price per share of Common Stock of $2.95. For the first One Hundred Fifty Thousand ($150,000) in gross proceeds raised in the Offering by the Company, Investors will receive a discount to the price per share and shall pay $2.58 per share of Common Stock.

*Authorized Capitalization*

The Issuer has authorized 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**". Please refer to the section titled *"Capitalization and Ownership"* below for information on the capitalization of the Issuer.

*Dividends and/or Distributions*

The Securities entitle Investors to dividends, as and when declared by the Issuer's management, proportionally in accordance with their ownership.

*Nominee*

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

*Voting and Control*

Investors will be minority Common Stock owners in the Company. The Securities have voting rights equal to one vote per share of Common Stock. Further, Investors will indirectly hold only the Securities (the Custodian will be the legal owner of the Securities) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this limitation of voting power and control. In addition, to facilitate the Offering and Investors being able to act together and cast a vote as a group, to the extent any Securities acquired confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Lead will act as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will vote at the direction of the Chief Executive Officer of the Issuer (the "**Lead**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Furthermore, as the Custodian is the legal owner of the Securities, until the Custodian transfers the Securities from custodial accounts with the Custodian ("Custodial Accounts") to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period (for which the Company's CEO may execute documents on behalf of the Investors) and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

*Prohibition on Creation of Security Interest*

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Common Stock in any manner.

*Other Material Terms*

- The Issuer does not have the right to repurchase the Securities.
- Transfer restrictions may conflict with the terms of the Custodial Services Agreement as described in Exhibit C and Omnibus Nominee Trust Agreement described in <u>Exhibit D</u>.
- If the Investor seeks to transfer beneficial interests in the Securities, the terms of the Governing Documents will govern. Since the legal title to the Securities will be held by the Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with the Nominee (as Nominee and Custodian) pursuant to the afore-referenced Custodial Services Agreement and Omnibus Nominee Trust Agreement.

**COMMISSION AND FEES**

**Cash Commission**

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a cash fee of (1) 0% of any dollar amounts raised in the Offering up to $100,000, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) a cash fee of fifteen thousand dollars ($15,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of seven thousand and five hundred dollars ($7,500.00).

**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**RISK FACTORS**

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Issuer's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.***

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***Our future growth and success are dependent upon consumers' willingness to adopt green energy initiatives and sufficient demand for sustainable batteries.***

The Issuer's growth and future demand for its products is highly dependent upon the adoption by consumers of green energy alternatives, particularly energy storage solutions, such as sustainable batteries, that are made of renewable raw materials and do not use metals. The market for new energy storage solutions is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for green energy alternatives does not continue to develop as expected, or develops more slowly than expected, or the adoption of sustainable batteries that are made of renewable raw materials and do not use metals does not occur or develops slower than expected, the Issuer's business, prospects, financial condition and operating results could be harmed.

***A substantial majority of the Issuer is owned by the Co-Founders, and they will exercise voting control.***

Prior to the Offering, Serhii Kaminskyi, the CEO and Co-Founder, and Oleg Sheremeta, the Chief Business Development Officer and Co-Founder (collectively, the "Co-Founders"), beneficially own a majority of the Issuer. Subject to any fiduciary duties owed to other stockholders under Delaware law, the Co-Founders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. These Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, the Co-Founders could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights in order to operate our business.***

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.***

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***The cost of enforcing our patents could prevent us from enforcing them.***

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome. We may also choose not to litigate because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

***We may never have an operational product or service.***

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

***The Company's business plan is based on numerous assumptions and projections that may not prove accurate.***

The Company's business plan and potential growth is based upon numerous assumptions.  No assurance can be given regarding the attainability of the financial projections.  The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control.  Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions.  All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated.  If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected.  Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative.  Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability.  These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

***If we are unsuccessful in attracting and retaining commercial customers, pilot partners or strategic counterparties for our energy storage solutions, our business, financial condition and results of operations could be materially adversely affected.***

Our success will depend in significant part on our ability to secure and maintain adoption of our products by commercial and industrial users, including AI data centers, hyperscalers, utilities, renewable energy projects, EV charging operators and other infrastructure customers. If potential customers or partners do not view our technology as sufficiently reliable, cost-effective, scalable or operationally beneficial, we may be unable to convert interest into pilot programs, commercial deployments or repeat business. In addition, even where initial interest exists, customers or partners may delay, reduce or discontinue their engagement due to technical concerns, budget constraints, procurement delays, competing solutions or changing market conditions. Any failure to build and maintain a sufficient base of active commercial users and strategic partners could materially harm our ability to generate revenue and execute our business plan.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***We have not prepared any audited financial statements.***

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Issuer is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

*Neither the Offering nor the Securities have been registered under federal or state securities laws.*

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

*The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.*

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Form C but to understand that the actual use of the net proceeds of this Offering may vary significantly. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

*The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.*

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a cash fee of (1) 0% of any dollar amounts raised in the Offering up to $100,000, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

*The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.*

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

*The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.*

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

*The Issuer may also end the Offering early.*

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Issuer has the right to conduct multiple closings during the Offering.***

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***The Issuer Reserves the Right to Change the Escrow Agent at Its Sole Discretion, Which May Result in Delays or Operational Adjustments***

The Issuer reserves the right, in its sole discretion, to replace the escrow agent at any time during the Offering. In the event of such a change, investor funds held in escrow may be transferred to a new escrow account with a different financial institution. Any such transition will be conducted in compliance with applicable laws and regulations; however, investors should be aware that a change in escrow agent may result in processing delays, modifications to administrative procedures, or other operational adjustments that could affect the timing of investment processing and disbursement of funds. The intermediary facilitating this offering assists in establishing and managing escrow accounts, including communicating with the escrow agent via API, and any transition to a new escrow agent may require adjustments to these processes.

**Risks Related to the Securities**

***The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.***

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Common Stock in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

***The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

***An investment in the Issuer's Securities could result in a loss of your entire investment***.

An investment in the Issuer's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

***Investors will be minority holders in the Company.***

Investors in the Securities will be minority holders in the Issuer. Therefore, if you invest in the Offering, you will have limited ability to influence management's decisions on how to run the Issuer's business. You will need to trust in management discretion in making good business decisions that will grow your investment. Additionally, Investors in the Securities will provide a proxy to the Lead and will be completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this limited voting and control.

***The Securities in this Offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Issuer. If there is a liquidation event, or change of control for the Issuer, the Securities being offered do not provide you with any protection.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to up to the amount of cash available to the Issuer.

***The Issuer may never undergo a liquidity event.***

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If a liquidity event never occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Securities will be subject to dilution. The Issuer may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***There is no present market for the Securities and we have arbitrarily set the price.***

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

**Description of the Business**

Sorbiforce, Inc. is a technology-driven company focused on developing advanced solutions for energy storage and management. The Company is committed to innovation in sustainable energy and power efficiency, leveraging cutting-edge research to enhance the performance of batteries and other energy storage systems. Founded in 2022, Sorbiforce ls positioning itself as a key player in the rapidly growing clean energy market.

The Issuer was incorporated on August 2022 in Delaware where it is headquartered. The Issuer sells its products and services throughout the United States and internationally. The Company's website is https://sorbiforce.com.

**Business Plan**

Industry

The global energy storage market is experiencing rapid growth due to increasing demand for renewable energy integration, grid reliability, and electrification of transportation. The energy storage industry is projected to surpass $150 billion by 2030, with an annual compound growth rate (CAGR) of 24%. As governments and businesses shift toward clean energy, innovative energy storage solutions like those developed by Sorbiforce are critical for improving efficiency and sustainability.

Current Stage and Roadmap

**Current Traction**

- Developed proprietary energy storage technology aimed at improving efficiency and lifespan.
- Filed intellectual property for unique energy storage solutions.
- Established strategic partnerships with research institutions and energy companies.
- Currently in prototype testing with key industry players.
- Actively engaging in discussions with potential investors and corporate partners for commercialization.

**Future Roadmap**

- 2026: Continue to secure additional funding and partnerships to scale production; Launch initial pilot programs with energy utilities and large-scale commercial users.
- 2027 & Beyond: Expand product line into consumer and industrial energy storage applications, targeting global markets.

The Issuer plans to significantly expand its business by investing in research and product development, purchasing inventory and hiring additional personnel. The capital we raise here will empower us to expand our research and product development, acquire inventory and build out our infrastructure as we continue to aggressively grow and expand our business.

**The Issuer's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **The SorbiForce Volatility Absorber** | A high-endurance, dynamic energy system designed to solve the critical issue of power volatility. It uniquely combines the lightning-fast response of an ultracapacitor with the endurance of a sorption battery. Its primary function is to instantly absorb and smooth out thousands of micro-power spikes per second, protecting critical infrastructure and ensuring stable, clean power. | **AI Data Centers & Hyperscalers:** Addressing the #1 bottleneck for scaling AI by stabilizing power grids within data centers. |
| **SorbiForce B2B Energy Storage** | A dynamic, sustainable, and long-lasting energy storage system for commercial and industrial applications. Based on the same core non-metal technology, it is designed for high-frequency intraday operations such as peak shifting, frequency support, and grid stabilization, helping businesses reduce energy costs and enhance power quality. | **Utility & Industrial Sector:** Including renewable energy projects (solar, wind), EV charging infrastructure, and commercial facilities requiring grid stability and backup power. |

**Competition**

Sorbiforce operates in the advanced energy storage sector, competing with companies specializing in battery technologies, energy management software, and grid-scale energy storage. Key competitors include:

    i.   QuantumScape - Developing next-generation solid-state batteries.
   ii.   Tesla Energy - Innovating with lithium-ion battery storage for residential and commercial use.
  iii.   Enphase Energy - Providing energy management systems for renewable energy integration.
  iv.   Fluence - A leader in grid-scale energy storage solutions.

**Customer Base**

Our target markets are divided into primary and secondary sectors:

    i.   **Primary Market:** AI Data Centers & Hyperscalers. Our technology addresses the critical issue of power volatility, which is the primary bottleneck for scaling AI infrastructure.

   ii.   **Secondary Market:** The Utility & Industrial Sector. This includes renewable energy projects (solar, wind), EV charging infrastructure, and commercial facilities that require grid stability and backup power

**Supply Chain**

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 63/793,264 | "THREE-DIMENSIONAL POROUS CARBON CATHODE ARCHITECTURE FOR EFFICIENT VOLUMETRIC CHARGE CYCLING" | Provisional Patent | April 23, 2025 | Pending | USA |

In addition to this filing, the Company has several other patent applications in advanced stages of preparation covering various aspects of our technology, manufacturing processes, and applications, which will further strengthen our defensive moat.

The Issuer currently does not have any trademarks.

In addition to this filing, the Company has several other patent applications in advanced stages of preparation covering various aspects of our technology, manufacturing processes, and applications, which will further strengthen our defensive moat.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Issuer is not subject to any current litigation or threatened litigation.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 20% | $15,000 | 4.15%** | $13,507 |
| Production Scale-Up & Automation (1) | 27.5% | $20,625 | 43.35% | $140,921 |
| Inventory (2) | 15% | $11,250 | 15% | $48,767 |
| UL - Certification (3) | 20% | $15,000 | 20% | $65,022 |
| General Working Capital (4) | 17.5% | $13,125 | 17.5% | $56,894 |
| Total | 100% | $75,000+ | 100% | $325,111+ |

*Excludes onboarding fees of $7,500.00.
**Pursuant to the agreement between the Issuer and the Intermediary, the Issuer shall pay to the Intermediary a fee equal to the greater of (A) $15,000.00 or (B) an amount determined pursuant to the following schedule: (1) 0% of any amounts raised up to $100,000.00, and (2) six percent (6%) of any amounts raised exceeding $100,000.01. The percentage in the *"% of Proceeds if Maximum Offering Raised"* column in the table above reflects this blended rate. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.
+Rounded to the nearest whole dollar.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1)      Production Scale-Up & Automation: These funds will be directly used to integrate our existing equipment, purchase the remaining necessary components, and build out our first automated production line in Arizona. This includes the initial engineering and development for the automation processes required for our "Sorbi AI Dark Factory" concept.

(2)      Inventory: These proceeds will be used to purchase raw materials and components necessary for pilot production and initial customer orders.

(3)      UL-Certification: These proceeds will be used to fund product safety testing, certification activities, engineering support, technical documentation, and third-party laboratory and compliance fees required to advance the Company's battery systems through the UL-Certification process.

(4)      General Working Capital: These proceeds will be used to provide flexibility for general business expenses, including rent, utilities, marketing and unexpected operational costs.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Issuer | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Serhii Kaminskyi | CEO, Co-Founder and Chairman | CEO, Co-Founder and Chairman of Sorbiforce, Inc., 2023 – Present; Co-Founder of Sorbiforce, Inc., 2022 – Present<br><br>Responsible for creating, communicating, and executing a clear vision, goals, and strategy.<br><br>CEO and founder of Clean Energy Technologies, Ukraine, 2015 – Present.<br><br>Responsible for executing an unambiguous vision, goals, and strategic direction. | State Marine Technical University<br><br>Mykolaiv, Ukraine<br><br>Master of Science in Technology<br><br>1991-1997<br><br>Honorary Doctor of Science in Technology, University of Advancing Technology (UAT), Tempe, Arizona, May 2025 |
| Oleg Sheremeta | Chief Business Development Officer and Co-Founder | CBDO and Co-Founder of SorbiForce, Inc., 2022 – Present<br><br>Responsible for business development, strategic partnerships, and investor relations. Supports the company's commercialization strategy and development of partnerships with customers and industry stakeholders.<br><br>Co-Founder and managing partner of Ozon Development. 2019 - present<br><br>Co-Founder and CEO West Medical Clinic. 2014-2021 | Ivano-Frankivsk National Medical University, Ukraine, PhD, 2001-2014 |
| Vitalii Shevchyk | Director | Director of Sorbiforce, Inc., 2022 – Present<br><br>Responsible for board oversight and supervising research initiatives, pioneering new technologies and products, engaging in the development and ratification of strategic resolutions, and other related obligations.<br><br>Head of Research & Development at Clean Energy Technologies in Ukraine, 2017– Present | Acquired specialty in 01.04.10-Physics of Semiconductors and Dielectrics from the National Academy of Sciences of Ukraine. 2009 – 2012<br><br>Earned the title of Candidate of Physical and Mathematical Sciences (PhD) in December 2015 |

| | | Responsible for overseeing the quality and effectiveness of R&D initiatives, managing the R&D team, piloting budget planning, and working in collaboration with various departments. | |
|---|---|---|---|

**Biographical Information**

**Serhii Kaminskyi**: Serhii is the CEO, Co-Founder and Chairman of the Issuer. He began his journey by founding the R&D center called Clean Energy Technologies in Ukraine. His leadership abilities continued to grow at the University of Arizona Center for Innovations, where he honed his skills in environmentally friendly battery technology and devised business strategies for establishing a major Cleantech enterprise. Supported by a strong background in advanced technology development and Google's grant endorsement in 2022, Serhii's insightful endeavors accelerated SorbiForce to become one of the top 5 U.S. battery startups in 2023.

**Oleg Sheremeta**: Dr. Sheremeta is the Chief Business Development Officer and Co-Founder of the Issuer, where he is responsible for strategic partnerships, business development, and investor relations. He supports the company's commercialization strategy and the development of collaborations with industry partners and potential customers. Dr. Sheremeta is an entrepreneur and investor with experience in healthcare, real estate development, and new community projects. He previously founded and led West Medical Clinic, a private healthcare practice in Ukraine. He is also a co-founder and managing partner of Ozon Development, a company developing a next-generation residential community concept with plans for future off-grid infrastructure integration. The project has attracted approximately $3 million in private investment. Dr. Sheremeta holds a PhD in Medicine from Ivano-Frankivsk National Medical University in Ukraine.

**Vitalii Shevchyk**: Vitalii is a Director of the Issuer, Inc. Prior to this role, he was the Head of the Research & Development Center at Clean Energy Technologies (CET) in Ivano-Frankivsk, Ukraine, applying his expertise and leadership in this significant role. Before coming on board at CET, he held the position of a researcher at the I.M. Frantsevich Institute for Problems of Material Science of the National Academy of Sciences of Ukraine, where he also obtained his doctorate degree. His area of research was concentrated on thorough scientific exploration into the phenomenon of intercalation ions into Van der Vaals channels. He specifically focused on grasping the intrinsic mechanisms involved in intercalation and conceiving new materials and methodologies for enhancing battery efficiency. Vitalii became a part of the CET team in 2016 and, in collaboration with CEO Serhii Kaminskyi, has played a pivotal role in the design and production of groundbreaking battery models with the goal of revolutionizing the domain of energy storage systems.

**Indemnification**

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Issuer has established the Sorbiforce, Inc. 2022 Stock Plan for which 240,000 shares of Common Stock are authorized for issuance thereunder.

As of the date of this Memorandum, 6,458,398 shares of Common Stock are issued and outstanding. No issuances under the Sorbiforce, Inc. 2022 Stock Plan have occurred to date and all 240,000 shares of Common Stock remain available for issuance.

*Outstanding Capital Stock*

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 6,458,398 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).** | 94.85% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C, the Issuer has the following additional securities outstanding:

| Type | Crowd SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $346,505 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $10,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).** | 3.29% |

| Type | Crowd SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $104,062 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $16,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).** | 0.62% |

| Type | Crowd SAFEs (Simple Agreements for Future Equity) |
| --- | --- |
| **Principal Amount Outstanding** | $113,169 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $18,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).** | 0.59% |

| Type | Crowd SAFEs (Simple Agreements for Future Equity) |
| --- | --- |
| **Principal Amount Outstanding** | $137,485 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $20,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).** | 0.65% |

**Outstanding Debt**

As of the date of this Form C, the Issuer has the following debt outstanding:

| Type | Promissory Note from Shareholder |
|---|---|
| **Principal Amount Outstanding** | $150,000 |
| **Interest Rate and Amortization Schedule** | 2.93% |
| **Description of Collateral** | Unsecured |
| **Material Terms** | Immediately due and payable upon a Change of Control |
| **Maturity Date** | August 2031 |

| Type | Promissory Note from Shareholder |
|---|---|
| **Principal Amount Outstanding** | $75,000 |
| **Interest Rate and Amortization Schedule** | 3.56% |
| **Description of Collateral** | Unsecured |
| **Material Terms** | Immediately due and payable upon a Change of Control |
| **Maturity Date** | At any time upon demand after August 2032 |

| Type | Loan advances from CEO |
|---|---|
| **Principal Amount Outstanding** | $4,801 |
| **Interest Rate and Amortization Schedule** | 0.0% |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | One year maturity from date of each advance |

**Ownership**

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Serhii Kaminskyi | 4,400,000 shares of Common Stock | 65.69% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.**

## Cash and Cash Equivalents

As of February 28, 2026, the Issuer had an aggregate of $70,000 in cash and cash equivalents, leaving the Issuer with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Issuer may concurrently undertake to raise additional capital by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

## Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

## Valuation

Although the Securities provide certain terms, the Securities are priced arbitrarily, and the Issuer makes no representations as to the reasonableness of any specified valuation.

## *Trends and Uncertainties*

After reviewing the Form C, potential Investors should consider whether achievement of the Issuer's goals will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in achieving these goals and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

None

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Crowd SAFE (Simple Agreement for Future Equity) | $346,505 | 536 | Research & Development and Sales and Marketing | April 26, 2024 | Reg. CF |
| Crowd SAFE (Simple Agreement for Future Equity) | $354,716 | 356 | Research & Development and Sales and Marketing | October 31, 2024 | Reg. CF |
| Common Stock | $292,889 | 113,253 | Research & Development and Sales and Marketing | April 30, 2025 | Reg CF |
| Common Stock* | $223,458 | 90,185 | Research & Development and General Working Capital | Various dates between August 15, 2025 and February 28, 2026 | Reg. D Rule 506(c) |

*This private capital raise is ongoing and is expected to remain open through April 30, 2026.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:
   (a) In August 2022, the Issuer entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031. The principal balance of this note was $150,000 as of December 31, 2025.

   (b) In January 2023, the Issuer entered into an unsecured promissory note with the same shareholder as in (a) above for $75,000 with an interest rate of 3.56% and maturity at any time upon demand after August 2032. The principal balance of this note was $75,000 as of December 31, 2025.

   (c) The Company has advanced funds to certain shareholders. These loans carry no interest rate, are unsecured and mature within one year. The total ending balance of these loans was $31,558 and $31,300 as of December 31, 2025 and 2024, respectively.

   (d) The Company has received advances from its Chief Executive Officer during 2025 and 2024. The advances are unsecured, bear no interest and have a one year maturity from the date of each advance. As of December 31, 2025 and 2024, the outstanding balance under these notes totaled $4,801 and $3,401, respectively.


**TAX MATTERS**

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://sorbiforce.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Sorbiforce, Inc.
_____
(Issuer)

By:/s/ Serhii Kaminskyi
_____
(Signature)

Serhii Kaminskyi
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Serhii Kaminskyi
_____
(Signature)

Serhii Kaminskyi
_____
(Name)

Director
_____
(Title)

April 14, 2026
_____
(Date)

/s/ Vitalii Shevchyk
_____
(Signature)

Vitalii Shevchyk
_____
(Name)

Director
_____
(Title)

April 14, 2026
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*



**Sorbiforce, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Sorbiforce, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 23, 2026

*Vincenzo Mongio*

## Statement of Financial Position

| | As of December 31, | |
|---|---|---|
| | **2025** | **2024** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 361 | 11,486 |
| Loans to Shareholders | 31,558 | 31,300 |
| Prepaid Expenses | 175 | 5,868 |
| Total Current Assets | 32,094 | 48,654 |
| Non-current Assets | | |
| Intangible Assets: Patent, net of Accumulated Amortization | 28,836 | 28,246 |
| Total Non-Current Assets | 28,836 | 28,246 |
| TOTAL ASSETS | 60,930 | 76,901 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 67,726 | 34,554 |
| Notes Payable - Related Party | 4,801 | 3,401 |
| Other Liabilities | 15 | 855 |
| Total Current Liabilities | 72,542 | 38,810 |
| Long-term Liabilities | | |
| Notes Payable - Related Party | 225,000 | 225,000 |
| Future Equity Obligations | 687,473 | 572,265 |
| Accrued Interest - Notes Payable | 22,438 | 15,373 |
| Total Long-Term Liabilities | 934,910 | 812,637 |
| TOTAL LIABILITIES | 1,007,453 | 851,448 |
| | | |
| Commitments & Contingencies (Note 4) | | |
| | | |
| EQUITY | | |
| Common Stock | 60 | 73 |
| Additional Paid in Capital | 443,883 | - |
| Accumulated Deficit | (1,390,466) | (774,619) |
| Total Equity | (946,523) | (774,546) |
| TOTAL LIABILITIES AND EQUITY | 60,930 | 76,901 |

## Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| Revenue | - | - |
| Cost of Revenue | - | - |
| Gross Profit | - | - |
| Operating Expenses | | |
| Advertising and Marketing | 72,679 | 63,153 |
| General and Administrative | 430,875 | 426,602 |
| Research and Development | 106,111 | 72,333 |
| Total Operating Expenses | 609,665 | 562,089 |
| Operating Income (loss) | (609,665) | (562,089) |
| Other Income | | |
| Other Income | 1,024 | 17,810 |
| Total Other Income | 1,024 | 17,810 |
| Other Expense | | |
| Interest Expense | 7,206 | 7,065 |
| Total Other Expense | 7,206 | 7,065 |
| Earnings Before Income Taxes | (615,847) | (551,344) |
| Provision for Income Tax Expense/(Benefit) | - | - |
| Net Income (loss) | (615,847) | (551,344) |

## Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
| --- | --- | --- | --- | --- | --- |
| | **# of Shares** | **$ Amount** | **APIC** | **Accumulated Deficit** | **Total Shareholder Equity** |
| Beginning Balance at 1/1/2024 | 7,760,000 | 73 | - | (223,275) | (223,202) |
| Net Income (Loss) | - | - | - | (551,344) | (551,344) |
| Ending Balance 12/31/2024 | 7,760,000 | 73 | - | (774,619) | (774,546) |
| Issuance of Common Stock | 191,731 | 2 | 443,868 | - | 443,870 |
| Shares Repurchased/Cancelled (Vesting Termination) | (1,493,333) | (15) | 15 | - | - |
| Net Income (Loss) | - | - | - | (615,847) | (615,847) |
| Ending Balance 12/31/2025 | 6,458,398 | 60 | 443,883 | (1,390,466) | (946,523) |

**Statement of Cash Flows**

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (615,847) | (551,344) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Payable | 33,173 | 25,704 |
| Accrued Interest | 7,065 | 7,065 |
| Loans to Shareholders | (258) | 17,102 |
| Prepaid Expenses | 5,693 | (2,965) |
| Other | (840) | (46,405) |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 44,833 | 500 |
| Net Cash provided by (used in) Operating Activities | (571,013) | (550,844) |
| INVESTING ACTIVITIES | | |
| Intangible Asset | (590) | (1,365) |
| Net Cash provided by (used by) Investing Activities | (590) | (1,365) |
| FINANCING ACTIVITIES | | |
| Proceeds from the Issuance of Common Stock | 2 | - |
| Proceeds from Additional Paid-in Capital | 443,868 | - |
| Repayment of Notes Payable - Related Party | - | (16,540) |
| Proceeds from Note Payable | 1,400 | 3,401 |
| Proceeds from Future Equity Obligations | 115,208 | 572,265 |
| Net Cash provided by (used in) Financing Activities | 560,478 | 559,126 |
| Cash at the beginning of period | 11,486 | 4,569 |
| Net Cash increase (decrease) for period | (11,126) | 6,918 |
| Cash at end of period | 361 | 11,486 |

**Sorbiforce, Inc**
**Notes to the Unaudited Financial Statements**
**December 31st, 2025**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sorbiforce, Inc. ("the Company") was formed in Delaware on August 24[th], 2022. The Company is a deep tech startup planning to produce and sell the first non-metal sustainable battery that is the most cost-effective, safe, with zero environmental impact, made from renewable raw materials. The core clients are supposed to be presented by power-oriented businesses. The Company's headquarters is in Wilmington Delaware. The Company's customers will be located in the United States and worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

The Company's intangible asset consists of a patent that is recorded at cost. Because this patent has not yet been issued, no amortization expense has been recorded as of December 31, 2025. The total ending balance of this asset was $28,836 and $28,246 as of December 31, 2025 and 2024, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software fees, membership and subscription fees, travel, bank charges, and other miscellaneous expenses.

Legal and Professional

Legal and professional expenses consist of legal fees for general corporate matters, accounting, and consulting fees for capital raise strategy and content marketing.

Equity Based Compensation

In November 2022, the Company adopted its 2022 Stock Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 240,000 shares of Common Stock were allocated towards this Plan to be awarded as Stock Options or Restricted Stock. None of these shares were issued or outstanding as of December 31st, 2025.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In August 2022, the Company entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031. The principal balance of this loan was $150,000 as of December 31st, 2025. In January 2023, the Company entered into a second unsecured promissory note with the same shareholder for $75,000 with an interest rate of 3.56% and maturity at any time upon demand after August 2032. The principal balance of this loan was $75,000 as of December 31st, 2025. The total accrued interest was $22,438 and $15,373 as of December 31st, 2025 and 2024, respectively.

The Company has advanced funds to shareholders. These loans carry no interest rate, are unsecured, and mature within one year. The total ending balance of these loan receivables was $31,558 and $31,300 as of December 31, 2025 and 2024, respectively.

The Company has received advances from its Chief Executive Officer during 2025 and 2024. The advances are unsecured, bear no interest, and have a one-year maturity from the date of each advance. As of December 31, 2025 and 2024, the outstanding balance under these notes totaled $4,801 and $3,401, respectively.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

Please see Note 3 regarding two (2) promissory notes and an interest-free advance involving the same shareholder.

*Debt Summary*

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2025 | | | | For the Short-Year Ended December 2024 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest |
| Note Payable - Related Party | 150,000 | 2.93% | 2031 | - | 150,000 | 150,000 | 14,650 | - | 150,000 | 150,000 | 10,255 |
| Note Payable - Related Party | 75,000 | 3.56% | 2032 | - | 75,000 | 75,000 | 7,788 | - | 75,000 | 75,000 | 5,118 |
| Note Payable - Related Party | 4,801 | N/A | On Demand | 4,801 | - | 4,801 | - | 3,401 | - | 3,401 | - |
| **Total** | | | | **4,801** | **225,000** | **229,801** | **22,438** | **3,401** | **225,000** | **228,401** | **15,373** |

**Debt Principal Maturities 5 Years Subsequent to 2025**

| Year | Amount |
|---|---|
| 2026 | 4,801 |
| 2027 | - |
| 2028 | - |
| 2029 | - |
| 2030 | - |
| Thereafter | 225,000 |

Simple Agreements for Future Equity (SAFE) – The Company issued Simple Agreements for Future Equity ("SAFEs") pursuant to a Regulation Crowdfunding offering. The SAFEs entitle the holders to receive shares of the Company's capital stock upon the occurrence of certain events, including a qualifying equity financing, liquidity event, or dissolution event. The SAFEs contain valuation caps of $8,000,000 for early investors and $10,000,000 for standard investors and do not bear interest and have no maturity date. Until conversion or settlement, the SAFEs do not represent equity ownership and provide no voting or dividend rights.

## NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. A total of 6,458,398 and 7,760,000 shares were issued and outstanding as of December 31, 2025 and 2024, respectively. In 2024, 1,493,333 shares were repurchased and cancelled and returned to authorized but unissued shares.

**Voting:** Common Shareholders are entitled to one vote per share.

**Dividends:** Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 23, 2026, the date these financial statements were available to be issued.

During January and February of 2026, the Company conducted a Regulation D offering raise resulting in the Company issuing 12,403 common shares in exchange for approximately $32,000 in additional capital.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**EXHIBIT B**

*Form of Security*

## Sorbiforce, Inc.

### SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.


The Board of Directors of Sorbiforce, Inc.
2810 N. Church Street, Suite 83220
Wilmington, DE 19802-4447


Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Sorbiforce, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 131,783 shares of Common Stock, par value $0.00001 per share ("**Securities**") at a price per share of Common Stock of $2.95, except that for the first One Hundred Fifty Thousand Dollars ($150,000) in gross proceeds raised in the Offering, the price per share of Common Stock shall be $2.58 (as applicable, the "**Purchase Price**"). Fractional shares will not be issued and the number of Securities will be rounded to the nearest whole number. The minimum individual investment amount is five hundred dollars ($500). The minimum amount or target amount to be raised in the Offering is $75,000.60 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $325,110.62 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities as set forth in the Form C. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission equal to the greater of (A) a cash fee of (1) zero percent (0%) of any dollar amounts raised in the Offering up to $100,000, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) a cash fee of fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/sorbiforce2026

(the "**Deal Page**"). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of seven thousand five hundred dollars ($7,500.00).

1.      Subscription; Custodian; Securities Entitlement.

(a)      Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the applicable Purchase Price and shall pay the aggregate applicable Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Fractional shares will not be issued and the number of Securities to be issued to Investor based on the aggregate applicable Purchase Price will be determined by rounding down to the nearest whole share.

(b)      Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Trust Company, Inc. and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such Securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2. Closing.

(a) Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Undersigned's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to

make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities acquired by the Investor hereunder.

(t) The Investor is not (i) a citizen or resident of a geographic area in which the subscription, or holding, of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying Securities to a party subject to U.S. or other applicable sanctions.

(u) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Securities.

(v) <u>HIGH RISK INVESTMENT</u>. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.      <u>Company Representations</u>. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) <u>Enforceability</u>. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>Authorization</u>. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or Bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f) <u>Operation</u>. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g) <u>Consents</u>. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's manager and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h) <u>Securities Matters</u>. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and has provided to investors the ongoing annual reports required under Regulation CF prior to the filing of the Form C. The Company is organized under, and subject to, the laws of the state of Delaware.

(i)    Transfer Agent. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.    Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.    Market Stand-Off and Power of Attorney.

(a) In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b) The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e) "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f) "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given

by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.        Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.        Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

11.        Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

12.        Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.        Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.        Waiver; Amendment. Any provision of this Subscription Agreement may be amended, waived or modified upon the mutual agreement of the parties.

15.        Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANYAND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.        Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.        Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.        Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.     <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("**.pdf**") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.     <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.     <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.     <u>Notification of Changes</u>. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.     <u>Tokenization and Fractionalization</u>. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for shares or Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion. So long as BitGo Trust Company, Inc. or its successors and assigns is the Custodian, the Company or the Chief Executive Officer of the Company shall provide Custodian with written notice of a determination by the Company to Tokenize the Securities or any securities that may be issued upon conversion thereof, such notice to be reasonably sufficient in time to arrange in advance of Tokenization a custodian of the Tokens to an alternate custodian as needed.

**IN WITNESS WHEREOF**, the parties have executed this Subscription Agreement as of _____, 2026.


**COMPANY:**


Sorbiforce, Inc.


By:    _____

Name:    Serhii Kaminskyi

Title:    CEO

Address: 2810 N. Church Street, Suite 83220, Wilmington, DE 19802-4447

Email:  investors@sorbiforce.com


**INVESTOR:**


By:    _____

Name:    _____

Title:    _____

**EXHIBIT C**

*Custody Agreement*



# BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's     Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

## 1. SERVICES.

**1.1. Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

**1.2. Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

**1.3. Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

**1.4.    Securities Services**.

(a) To Custodial Account.  Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account.  Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

  i.    Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

  ii.    Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

  i.    Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

  ii.    Custodian will provide Client with a confirmation of the pending transfer.

  iii.    If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv.     If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5.    **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving     Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6.    **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time.  In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7.    **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision.  Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8.    **Acknowledgement of Risks.**

(a) <u>General Risks; No Investment, Tax, or Legal Advice; No Brokerage</u>. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

## 2. CUSTODIAL ACCOUNT.

### 2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

### 2.2. General.
The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The     Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

### 2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

## 2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

**2.5.  Access Time.**

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

**2.6.  Supported Digital Assets.** The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

**2.7.  Advanced Protocols.** Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

**2.8.** **Operation of Digital Asset Protocols.**

(a)     Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

**2.9.** **Account Statements.**

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

**2.10.** **Independent Verification.** If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

**2.11. Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

**2.12. Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

  i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

  ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

  iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

  iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v.      Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction.  This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction.  Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi.     Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner.  Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii.    Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii.   Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix.     Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

## 3. USE OF SERVICES.

**3.1.    Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

**3.5.    Security; Client Responsibilities.**

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets    . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at [security@bitgo.com](mailto:security@bitgo.com).

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

**3.6.    Taxes.** The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law.  Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

**3.7.    Third Party Providers.** Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

**3.8.** **Developer Applications.**

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

## 4. CUSTODIAN OBLIGATIONS.

**4.1.** **Insurance.** Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

**4.2.** **Standard of Care.** Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

**4.3.** **Business Continuity Plan.** Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

## 5. TERM; TERMINATION.

**5.1.** **Initial Term; Renewal Term.** This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

**5.2.  Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

**5.3.  Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i.    Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii.    Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii.    Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv.    Custodian service partners are unable to support Client's use;

    v.    Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi.    Client fails to pay fees for a period of 90 days; or

    vii.    Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

**5.4.  Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

**5.5.  Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

**7.2.** **By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

**7.3.** **Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. **DISCLAIMER.** EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. **CONFIDENTIALITY, PRIVACY, DATA SECURITY.**

**9.1.** **Confidentiality.**

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

**9.2. Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

**9.3. Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

## 10. INDEMNIFICATION.

**10.1. Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

**10.2. Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

## 11.    LIMITATIONS OF LIABILITY.

**11.1.    NO CONSEQUENTIAL DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

**11.2.    LIMITATION ON DIRECT DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

**11.3.    EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY.** THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED    ASSETS    .

## 12.    MISCELLANEOUS.

**12.1.** **Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

**12.2.** **Publicity**. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

**12.3.** **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

**12.4.** **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

**12.5.** **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

**12.6.** **Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

**12.7.** **Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

**12.8. Severability.** If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

**12.9. Survival.** All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

**12.10. Governing Law.** The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

**12.11. Force Majeure.** Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

**12.12. Relationship of the Parties.** Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows.*]

**IN WITNESS WHEREOF,** this Agreement is executed as of the Effective Date.


**BITGO TRUST COMPANY, INC.**          <mark>[CLIENT NAME]</mark>


By:                                    By:

Name:                                  Name:

Title:                                 Title:

Date:                                  Date:


Address for Notice:                    Address for Notice:

6216 Pinnacle Place                    _____
Suite 101
Sioux Falls, SD 57108                  _____
Attn:  Legal
Email: legal@bitgo.com                 _____

                                       Attn:

                                       Email:

**APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE**

**1.1 Prohibited Use.** Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

**1.2. Prohibited Businesses.** The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

# BITGO CUSTODIAL SERVICES AGREEMENT
# FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

**I.**      <u>**Expanded Definition of Services.**</u>   Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

**II.**      <u>**Fees.**</u>   The Fees associated with Services for Client are as follows:

**1. Onboarding Fee.**

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

**2. Digital Asset Storage Fee and Fixed Monthly Fee.**

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly      Asset Storage Fee (subject to overage fees), as set forth below:

| Product | Fixed Monthly      Storage Fee |
|---|---|
| Wallet Services (exclusive of NFT holdings) | |

| | |
|---|---|
| Custodial Accounts (exclusive of NFT holdings) | $_____ |
| MMI wallets (exclusive of NFT holdings) | |
| NFTs held in Wallet Services, Custodial Accounts and MMI wallets | |

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

| Digital Asset Storage Fee: | |
|---|---|
| **Range of Digital Assets Stored ($ USD)[1]** | **Basis Points (bps)** |
| 0 to $[_____] | Included as part of the Fixed Monthly      Asset Storage Fee |
| $[_____] or greater | [__] bps per month "Overage Fee" |
| | |
| | |

Fiat Currency Transaction Fees:

| Transaction Type | Transaction Fee | Frequency |
|---|---|---|
| Wire - Domestic (in) | $0 | Per Transaction |
| Wire - Domestic (out) | $15 | Per Transaction |

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

| | | |
|---|---|---|
| Wire - International (in) | $15 | Per Transaction |
| Wire - International (out) | $25 | Per Transaction |
| Wire - Recall | $50 | Per Transaction |
| ACH (in/out) | $0.40 | Per Transaction |
| ACH - Chargeback | $15 | Per Non-Sufficient Funds Paid & Returned |
| Fraudulent Return | $150 | Per Return |

**3. Transaction Fees.**

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month.  However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below.  Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month.  Tiers are cumulative.

| Transaction Fee: | |
|---|---|
| **Range of Transaction Volume ($ USD)[2]** | **Basis Points (bps)** |
| Up to $[_____] | Included as part of the Fixed Monthly Digital Asset Storage Fee |

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

| | |
|---|---|
| $[_____] and greater | 10 bps  "Overage Fee" |
| | |
| | |

**4.  NFT Services.**

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

**5.  Staking Services Fee.** As described in the additional terms and conditions applicable to Staking Services.

**6.  Payment Terms.** Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice.  Invoices may be provided by electronic delivery.  Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT.  If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement.  All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law.  Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement.  Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client.  Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

**7.  Initial Payment.** Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

**8. Prior Fee Schedules.** In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

**IN WITNESS WHEREOF**, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

**BITGO TRUST COMPANY, INC.**          **[CLIENT NAME]**

By: _____          By: _____

Name: _____          Name: _____

Title: _____          Title: _____

Date: _____          Date: _____

# APPENDIX 1
# ADDITIONAL TERMS

**I.      MMI SERVICES**:  MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time.  MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/).  When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

**II.      NFT SERVICES:**  See https://www.bitgo.com/legal/nft-service-terms

**III.      STAKING SERVICES:**  See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

**EXHIBIT D**

*Omnibus Nominee Trust Agreement*

# OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

## RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

## AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.      Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

VT2023.0

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2. <u>Acceptance</u>. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3. <u>Revocation</u>. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("<u>Restricted Property</u>") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4. <u>Custody of Property</u>. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "<u>Convertible Instruments</u>")).

5. <u>No Beneficial Interest</u>. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.    Instructions From the Beneficial Owner.    Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.    Signatures Required.  The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.    Indemnification.    The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.    Binding Effect.    This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.     Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.     Governing Law.     This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.     Notices.     All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.     Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.


**BENEFICIAL OWNER**                    **BITGO TRUST COMPANY, INC.**


Signature:                              Signature:

Name:                                   Name:

Title:                                  Title:

Email for Notices:

**EXHIBIT E**

*Certificate of Incorporation*

# Delaware

## The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SORBIFORCE, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF AUGUST, A.D. 2022, AT 3:14 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6988261  8100
SR# 20223349985

Authentication: 204244404
Date: 08-25-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 08/24/2022
FILED 03:14 PM 08/24/2022
SR 20223349985 - File Number 6988261

# CERTIFICATE OF INCORPORATION

# OF

# SORBIFORCE, INC.

## ARTICLE I

The name of the corporation is Sorbiforce, Inc. (the "Corporation").

## ARTICLE II

The address of the Corporation's registered office in the state of Delaware is Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

## ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

## ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

## ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

## ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served

4162-8915-3336.3

at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

## ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

## ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Sheila Maguire
1000 Marsh Road
Menlo Park, CA 94025

Executed on ___8/24/2022___

Sheila Maguire
_____
Sheila Maguire, Incorporator

-2-

**EXHIBIT F**

*Bylaws*

**BYLAWS**

**OF**

**SORBIFORCE, INC.**

**ARTICLE I**

**CORPORATE OFFICES**

1.1    **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

**ARTICLE II**

**MEETINGS OF STOCKHOLDERS**

2.1    **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the principal place of business of the corporation.

2.2    **Annual Meeting**

Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211(b) of the Delaware General Corporation Law, an annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however,* that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

2.3    **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or shall be called by the president upon the written request of one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by electronic mail, or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4     **Notice Of Stockholders' Meetings**

Unless otherwise provided by law, all notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5     **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. Notwithstanding the foregoing, if a stockholder's address as it appears on the records of the corporation is outside of the United States, such stockholder has provided the corporation with an electronic mail address and has not objected to receipt of notices via electronic mail, and notice in accordance with this Section 2.5 is otherwise to be mailed, a copy of such notice must also be given to such stockholder via electronic mail, in the manner provided in Section 232 of the Delaware General Corporation Law; provided that if such electronic mail is unable to be delivered, such mailed notice shall not be deemed to be ineffective. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6    **Quorum**

The holders of 75% of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation.  If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7    **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken.  At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting.  If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8    **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting.  In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business.  The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9    **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be approved only with the consent of at least 75% of the votes cast (the "Supermajority Requirement"). At any time that, pursuant to the then-effective certificate of incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228 of the Delaware General Corporation Law.

No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date a written consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A facsimile, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written and signed for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228 of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law).  If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given as provided in Section 228 of the Delaware General Corporation Law.

2.12  **Record Date For Stockholder Notice; Voting; Giving Consents**

(a)  In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than 10 days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than 60 days prior to such other action.

(b)  If the Board of Directors does not so fix a record date:  (1) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c)  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.12 at the adjourned meeting.

2.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

## ARTICLE III

## DIRECTORS

3.1 **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. Without limitation of the foregoing, the corporate powers of the Board of Directors shall include the power to establish subsidiaries of the corporation or to acquire equity interests in other entities. At any time that, pursuant to the then-effective certificate of incorporation, any director or directors have more or less than one (1) vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.2 **Number Of Directors**

The number of directors constituting the entire Board of Directors is five. This number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

### 3.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

### 3.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

### 3.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

### 3.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic mail or other electronic transmission, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. Notwithstanding the foregoing, if a director's address as it appears on the records of the corporation is outside of the United States, notice to such director may not be mailed and must instead be given to such director personally, by telephone, by facsimile, or by electronic mail or other electronic transmission. If the notice is delivered personally or by facsimile, electronic mail or other electronic transmission, or telephone, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

### 3.8 **Quorum**

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

### 3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

### 3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

### 3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

### 3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

### 3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such

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stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

### 3.14    **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

## ARTICLE IV

## COMMITTEES

### 4.1    **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation.  The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.  In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.  Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters:  (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

### 4.2    **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

### 4.3    **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum),

Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee.  The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

## ARTICLE V

## OFFICERS

### 5.1 **Officers**

The officers of the corporation shall be a president and a secretary.  The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.  Any number of offices may be held by the same person.

### 5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

### 5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

### 5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation (including written notice by electronic mail, or other facsimile or electronic transmission).  Any resignation shall take effect at the date of the receipt of that notice or at any later time specified

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in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective.  Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

### 5.5  **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

### 5.6  **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

### 5.7  **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation.  He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

### 5.8  **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president.  The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9     **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders.  The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws.  He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10    **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares.  The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation.  He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity.  Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11    **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank

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accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

### 5.12    **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

### 5.13    **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

## ARTICLE VI

## INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

### 6.1    **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

### 6.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

### 6.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

### 6.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

### 6.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6    **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)    That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)    That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

## ARTICLE VII

## RECORDS AND REPORTS

7.1    **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law.  The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.  This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

If and so long as there are fewer than one hundred (100) holders of record of the corporation's shares, any state law requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived, to the extent permitted.

7.2    **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director.  The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought.  The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom.  The Court may, in its

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discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

## ARTICLE VIII

## GENERAL MATTERS

### 8.1     Checks

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

### 8.2     Execution Of Corporate Contracts And Instruments

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances.  Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

### 8.3     Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued.  Any duly appointed officer of the corporation is authorized to sign share certificates. Any or all of the signatures on any certificate may be a facsimile or electronic signature.  In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor.  Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated.

Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

### 8.4     **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

### 8.5     **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

### 8.6     **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

### 8.7     **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Restrictions**

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. "Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

THE TRANSFER OF THE SECURITIES REFERENCED HEREIN IS
SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE

4160-8782-6744.3

COMPANY'S BYLAWS AND STOCK PLAN, COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.  THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SECURITIES THAT DOES NOT COMPLY WITH SUCH TRANSFER RESTRICTIONS.

The corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

8.10  **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.11  **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.12  **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.13  **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

4160-8782-6744.3

# ARTICLE IX

## AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote (for the avoidance of doubt, subject to the Supermajority Requirement); provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

4160-8782-6744.3

# CERTIFICATE OF ADOPTION OF BYLAWS

## OF

## SORBIFORCE, INC.

### ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of Sorbiforce, Inc., a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on ___8/30/2022___.

_Sheila Maguire_
_____
Sheila Maguire, Incorporator

### CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Sorbiforce, Inc., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on ___8/30/2022___, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on ___11/11/2022___.

_____
Oleg Sheremeta, Secretary

4160-8782-6744.3

**EXHIBIT G**

*Video Transcript*

**Exhibit G**
**SorbiForce Republic Video Transcripts**

**Video 1 – Product Video**
**Transcript**

Introducing SorbiForce, World's first sustainable battery. A game changer in the energy storage market made from organic and renewable materials.

Our battery is truly green made from carbon, water and salt. No metals, that's how we see the revolution.

Our product significantly minimizes the risk of combustion or explosion by incorporating materials commonly used in firefighting.

No metals in our battery means no mining for precious resources and destruction of the earth. It means no processing overseas.

In fact, our battery can be produced locally from recycled materials like agricultural waste, recycled plastics and leftover salt from desalination plants.

SorbiForce is built to stabilize modern power systems across multiple applications — including renewable energy sites, EV charging infrastructure, utility backup, microgrids, and critical infrastructure.

Join us in building safer, more resilient energy architecture for the AI era.

**Exhibit G**
**SorbiForce Republic Video Transcripts**

**Video 2 – Arizona Commerce Authority Testimonial Video**
**Transcript**

Hi, I'm Melissa Lamson, EVP of innovation strategy and Venture development with the Arizona Commerce Authority. We're here at the Arizona Innovation Expo with plug and Play, and the Arizona Commerce Authority. We just had the Venture ready graduation. It's been a fabulous day. I'm really excited to talk a little bit about SorbiForce.

Serge Kaminskyi is an incredible founder. He's revolutionizing the way that we're thinking about energy storage, and he's building one of the most unique batteries that I've ever seen in my life. I really hope that you get a chance to meet Serge and get to know his incredible technology that's really going to change the world.

**Exhibit G**
**SorbiForce Republic Video Transcripts**

**Video 3 – Battery Cut Test with ASU Professor Nathan Johnson**
**Transcript**

Hi everyone, my name is Nathan Johnson. I'm director of the Laboratory for Energy and Power Solutions, and I'm professor at Arizona State University.

When we take a look at the evolution of the energy field, one of the pressing topics today is energy storage. We need more of it, we need it now, and we need it everywhere. One of the challenges that we're facing, however, is the reliance on critical minerals, as well as potential safety hazards, environmental hazards.

And I'm excited to talk with you today with Sergey, who is CEO and founder of SorbiForce, who has a solution to all that.

- So tell me about storage technology. I understand it includes no critical minerals.
- We have no metals at all. It's a non-metal absorption architecture.
- So where do you get the raw materials and source them for the storage?
- Many types of agricultural waste.
- Agricultural waste? We have, you know, billions of tons of agricultural waste globally. So you can take all of that raw, unused biomass and make it an energy storage.
- Absolutely, and all of these raw materials can be 100% produced here in the United States locally.
- So tell me a little bit more about the safety and the performance characteristics of the storage technology.
- We can do everything with battery during the operation, and this battery will be working, still working.
- Really? Oh, you see, now I'm really curious about this. I want to see this in action.
- So let's cut this battery.
- Let's do it!
- Oh, no leakage. No safety issues, no critical minerals. Nothing, It still working.
- Yeah, this is how we see the revolution in safety.
- That's neat.
- That's fantastic. Actually, I really appreciate you taking the time and showing us all some new technology and what the world may see.

**Exhibit G-4**
**Battery Assembly Video Transcript**


No spoken dialogue or voice-over. The video contains title screens only.

**Exhibit G-5**
**University of Arizona Center for Innovation Testimonial Video Transcript**

# Eric Smith

Executive Director, University of Arizona Center for Innovation

**Transcript**

I am the executive Director of the University of Arizona Center for innovation and we serve scalable science and technology ventures. We do so it's space and with programming and as a part of the work that we do we serve international companies that have traction in their home markets and are looking to make US market entry. When we want to evaluate a company and their ability to succeed not just in the United States but in general. you really start with the team you can have an OK technology and a rockstar team and I will probably be more successful than rockstar, technology, and OK team. In SorbiForce in their case they have both. The SorbiForce team is an absolutely incredible group of individuals on top of the fact that they are motivated and ready to go always happy to participate in our program and grow their company. The technology that they're working on is also essential. When you serve scalable science and technology venture is the one thing that they have to understand is if they're not creating a solution for a real world problem for a customer segment or segments that have a huge pain point they're not gonna be successful. In the world of renewable energy The biggest problem that we have the biggest gap that we have to solve is that of energy storage and batteries. So this team is working on a technology that solving real problem, it's a motivated team and we work with 75 startups right now and my hope is that everyone of them can be like Oleg and the folks that he works with.

**Exhibit G-6**
**General Product Video Transcript**

# Kevin Drolet
Chief Marketing Officer, SorbiForce

## Transcript

Meet SorbiForce – the world's first sustainable battery! A game changer in the energy storage market made from organic and renewable materials.

The energy storage market industry is growing at a rapid rate, it is expected to increase six-fold by 2030. That is why for the past 6 years our team has been working extremely hard to develop an innovative, efficient and eco-friendly solution. Now, with our patented technology we are ready to disrupt the market.

Our battery is truly green - made from carbon, water and salt. No metals. That's how we see the revolution. Our team of top scientists, engineers, and chemists have developed a cutting-edge system for both balance and store electric energy.

To patent our precious material and innovative manufacturing process we have partnered with a leading Silicon Valley law firm. And we are already working on the next 5 patents for our portfolio.

Secondly, we are committed to preserving the planet. To minimize our environmental footprint to near zero impact. No metals in our batteries means no mining of precious resources and destruction of the earth. It means no processing overseas. In fact our battery can be produced locally from recycled materials such as agricultural waste, recycled plastics and salt leftovers from desalination plants.

Lastly, there is a matter of price. Many of today's batteries rely on lithium and other metals. Availability and supply chain dramatically impact price and limit wide scale adoption. Our technology has the potential to cut production costs by 50% and even more at scale.

The SorbiForce battery energy is perfect for multiple applications. It supporting wind and solar farms, behind the grid back up for utilities, EV Charging Stations, and much more.

These markets are worth trillions of dollars, but today we are targeting a $20B energy storage market. We already are experiencing high demand for the SorbiForce battery. Funding will help drive production of pilot projects to make this green solution the world needs.

Join us in our mission to accelerate the transition to green energy systems. By investing in SorbiForce, you can help us unlock the full potential of this groundbreaking technology and revolutionize the market. Let's make this happen together!

**Exhibit G-7**
**Damage Resilience Test Video Transcript**

No spoken dialogue or voice-over. The video contains on-screen text only.
On-screen title: **"Resilient Cell Design."**

**Exhibit G-8**
**Fire and Explosion Testing Video Transcript**

No spoken dialogue or voice-over. The video contains on-screen text only.
On-screen title: **"Explosion-Combustion Risk Reduction."**

**Exhibit G-9**
**Plug and Play Summit Video Transcript**

**Kevin Drolet**
Chief Marketing Officer, SorbiForce

**Transcript**

Hi everybody, I'm Kevin Drolet, CMO of SorbiForce. We are here in Sunnyvale, California, where it's a lot hotter than we had hoped it would be, and we are talking about the SorbiForce technology. Very excited to be here.

**Exhibit G-10**
**Tucson Ecosystem Testimonial Video Transcript**

# Carie Davis

Mentor, Global Innovation through Science and Technology

**Transcript**

The SorbiForce team, as part of UACI, has been integrating into the innovation ecosystem here in Tucson. We've met with various groups, including the Tucson Chamber of Commerce, local energy companies, and other battery companies in town, to better understand what resources from the ecosystem can help accelerate their growth.

Their product can be manufactured anywhere, and Tucson is a strong location to consider because of its cost-effective environment for launching a pilot production facility. The team has also met with several municipalities around Tucson that are interested in the possibility of hosting their pilot production facility in the area.

Energy storage is tremendously important for the energy transition. Since SorbiForce has been in Tucson, even over just a few months, the company has accelerated significantly. They have gained new contracts, new contacts, and substantial momentum.